FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-31890

Orezone Resources Inc.

(Translation of registrant’s name into English)

290 Picton Street, Suite 201

Ottawa, ON K1K 8P8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 7, 2008	/s/ Ron Little
Name: Ron Little
Title: Chief Executive Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.                                      Date of Material Change

November 26, 2007.

3.                                      Press Release

The press release was dated November 26, 2007.

4.                                      Summary of Material Change

On November 26, 2007 Orezone announced that it had issued a total of 166,700,000 common shares at a price of US$1.20 per share for aggregate gross proceeds of US$200,040,000. Concurrently, Orezone also completed the acquisition of Gold Fields Limited’s (“Gold Fields”) 60% interest in the Essakane Project in Burkina Faso for US$150,000,000 and the issuance of 41,666,667 common shares at a price of US$1.20 per share.

5.                                      Full Description of Material Change

On November 26, 2007 Orezone announced that it had issued a total of 166,700,000 common shares at a price of US$1.20 per share for aggregate gross proceeds of US$200,040,000. Through an underwriting agreement dated November 16, 2007 among Orezone, BMO Nesbitt Burns Inc., CIBC World Markets Inc., J.P. Morgan Securities Inc., Canaccord Capital Corporation and Raymond James Ltd., Orezone issued 154,200,000 common shares to the public for aggregate gross proceeds of US$200,040,000. In addition, MinQuest Fund I, L.P. subscribed, by way of a concurrent private placement, for 12,500,000 common shares of Orezone at US$1.20 per share, resulting in gross proceeds of US$15,000,000 to Orezone.

Concurrently, Orezone also completed the acquisition of Gold Fields’ 60% interest in the Essakane Project in Burkina Faso (the “Acquisition”). In consideration for the Acquisition, Orezone paid US$150,000,000 in cash and issued 41,666,667 common shares to Gold Fields. The remainder of the funds from the financing described above will be used to develop the Essakane Project and for general corporate purposes.

6.                                      Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.             Omitted Information

Not applicable.

8.                                      Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.                                      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 30th day of November, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer